FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Release filed with the Israeli Securities Authority on September 16, 2015

Tel Aviv, September 16, 2015  – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") today announced further to its announcement on June 8, 2015 and to Note 3.D. of its quarterly report as of June 30, 2015 regarding a non-binding letter of intent for the sale of all the shares of Kyma Medical Technologies Ltd. ("Kyma"),  that on September 16, 2015, ZOLL LifeVest Europe Holdings B.V., a fully owned subsidiary of ZOLL® Medical Corporation, an Asahi Kasei Group company and a manufacturer of medical devices and related software solutions ("The Acquirer") signed a definitive agreement with Kyma and its shareholders, including Elron's 50.1% subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC") and simultaneously completed the acquisition of Kyma (the "Transaction"). Kyma is developing a remote patient monitoring (RPM) device for Congestive Heart Failure (CHF) patients. Kyma has not commenced generating revenues and prior to its sale was approximately 36% held by RDC on a fully diluted basis.

Pursuant to the Transaction: (i) The selling security holders of Kyma received a cash consideration in the amount of approximately $35 million ("Immediate Consideration"), subject to certain adjustments, and may receive additional contingent cash consideration in the form of inter alia (a) earn-out payments calculated as a multiple of the annual revenue growth from the sale of certain products of Kyma for a period of 4.5 years, and (b) future payments per unit deployed of certain products developed by the Acquirer incorporating Kyma's technology, for a period of 5.5 years (together the "Contingent Consideration"), provided however that  the Contingent Consideration will be payable to the selling security holders if and for such amounts exceeding $10 million; (ii) The Acquirer is entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the selling security holders.

Out of the Immediate Consideration, RDC received an amount of approximately $19 million (of which an amount of approximately $2 million was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the Acquirer).

As a result of the Transaction, Elron is expected to record a net gain in the third quarter of 2015 estimated at this stage at approximately $7 million, representing Elron’s share of the estimated net gain expected to be recorded by RDC with respect to the Immediate Consideration.

An additional gain may be recognized by Elron in connection with RDC's anticipated share in the Contingent Consideration in accordance with an assessment to be completed no later than the filing of Elron's third quarter financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By: /s/ Yaron Elad

Yaron Elad
VP & CFO

Dated:  September 16, 2015